February 22, 2006
Filed Via EDGAR
Ms. Alison White
Examiner
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Re: Old Mutual Insurance Series Fund Proxy Statement on Schedule 14A— File No. 811-08009
Dear Ms. White:
          Listed below are the responses of Old Mutual Insurance Series Fund (the “Registrant”) to the comments you provided on Monday, February 13, 2006 regarding the above referenced proxy statement on Schedule 14A. The comments you provided are in bold and the Registrant’s responses follow in plain text.

Comment	Comments and Responses
Number
1	If applicable, please apply to the Registrant’s proxy statement any of the Staff’s comments to the Old Mutual Advisor Funds II proxy statement on Schedule 14A, filed on February 3, 2005.

The Registrant will incorporate such comments, as applicable.

2	Provide disclosure regarding the proportional voting method to be used by the insurance company record shareholders of the Registrant.

Comment	Comments and Responses
Number
The Registrant will add the following disclosure in the “Question & Answers” section of the proxy statement:

“Who is entitled to vote?

Shares of the Portfolios are sold only to separate accounts of certain insurance companies (“Separate Accounts”). Separate Accounts, the holders of record of shares of the Portfolios, are required to “pass through” to you, the contract holders of the Separate Accounts, the right to vote shares of the Portfolios. The Trust expects that Separate Accounts will solicit voting instructions from their contract holders and that insurance companies will vote 100% of the shares of the Portfolios held by their respective Separate Accounts. Separate Accounts will vote shares of the Portfolios for which no instructions have been received in the same proportion as they vote shares for which they have received instructions.”

The Registrant will add the following disclosure as the first paragraph under the heading “Proxy Solicitations and Shareholder Voting Procedures”:

Shares of the Portfolios are sold only to separate accounts of certain insurance companies (“Separate Accounts”). Separate Accounts, the holders of record of shares of the Portfolios, are required to “pass through” to you, the contract holders of the Separate Accounts, the right to vote shares of the Portfolios. The Trust expects that Separate Accounts will solicit voting instructions from their contract holders and that insurance companies will vote 100% of the shares of the Portfolios held by their respective Separate Accounts. Separate Accounts will vote shares of the Portfolios for which no instructions have been received in the same proportion as they vote shares for which they have received instructions. Voting instructions that are received but left wholly or partially unmarked will be voted in favor of the unmarked Proposal(s). Separate Accounts, as record shareholders of the Portfolios, may adjourn the meeting of shareholders for a period or periods of not more than 120 days in the aggregate if necessary to obtain additional voting instructions from you and other contract holders.

3	Replace the term “shareholder” with “contract holder” or clarify that the term “shareholder” means holders of those certain variable annuity or variable life insurance policies that own shares of the Portfolios.

Comment	Comments and Responses
Number
In addition to the disclosure referenced in response to Comment 2 above, the registrant will add the following disclosure on the front cover page of the proxy statement, under the section titled “Shareholder Voting”:

Currently, the Portfolios’ shares are available for purchase only by separate accounts of certain insurance companies (the “Separate Accounts”). Because only Separate Accounts may purchase shares of the Portfolios, you invest indirectly in the Portfolios by purchasing a variable annuity contract or variable life insurance policy issued by one of the Separate Accounts. Contract holders of the Separate Accounts who had a voting interest in the Portfolios (“Contract Holders”) as of the close of business on February 10, 2006 are entitled to vote in connection with the Meeting. When we talk about “you” in this Proxy Statement, we mean the Contract Holders.”

The Registrant has also replaced the term “shareholders” with “Contract Holders”, where applicable.

4	Reformat the proposal table with the x-axis listing the funds and the y-axis listing the proposals.

The Registrant will make the requested change.

5	In the “Questions & Answers” section, delete the reference to “replacing” existing sub-advisors.

The Registrant will make the requested change.

6	In the “Questions & Answers” section, clarify the necessity of the section titled “Why is the Board recommending approval of a new sub-advisory agreement with the Portfolios’ other sub-advisors.”

The Registrant determined that the above referenced section is not applicable and it will be deleted from the proxy statement.

7	Provide the information required by Item 7(f) of Schedule 14A regarding the names of trustees who during the last full fiscal year attended fewer than 75% of the aggregate number of board and committee meetings, or explain why the disclosure is not applicable.

The Registrant confirms that no Trustee of the Registrant attended fewer than 75% of board or committee meetings held during the Registrant’s last fiscal year.

8	Provide the information required by Item 7(h)(3) of Schedule 14A or confirm that such disclosure is not applicable.

The Registrant confirms that it does not have a policy with regard to board members’ attendance at annual meetings as the Registrant does not hold annual meetings. The Registrant confirms that no annual meeting was held during the last fiscal year.

Comment	Comments and Responses
Number
9	Provide the information required by Item 22(c)(1) of Schedule 14A.

In the fourth sentence of the second paragraph under the heading “Interim Investment Sub-Advisory Arrangement,” the Registrant will add disclosure that the Former Investment Advisory Agreement was last submitted to shareholders for approval on January 25, 2001.

The information required by Item 22(c)(1)(ii) regarding the differences between the New Investment Management Agreement and the Former Investment Advisory Agreement is included in Proposal 2 under the heading “Description of the New Investment Management Agreement with Old Mutual Capital.”

The information required by Item 22(c)(1)(iii) regarding aggregate advisory fees is included in Proposal 2 under the heading “Investment Management Fees,” and information regarding payments to affiliated persons of the investment adviser during the last fiscal year is included in Proposal 2 under the heading “Administrative Services” and in the section entitled “Additional Information” under the heading “Fees Paid to Affiliates of Old Mutual Capital.”

The information required by Item 22(c)(1)(iv) is not applicable to the Registrant because no entity provides investment advisory services to any of the Portfolios other than pursuant to a written agreement approved by shareholders.

The information required by Item 22(c)(1)(vi) is included in Proposal 2 under the heading “Interim Investment Sub-Advisory Arrangement.”

10	Provide the information required by Item 22(c)(9) of Schedule 14A.

The Registrant will revise the fee table in Proposal 2 under the heading “Investment Management Fees” to reflect the format attached hereto as Exhibit A.

11	In each of Proposals 3(a) through 3(g), clarify the meaning of the terms “supermarket fees and alliance fees.”

In each of Proposals 3(a) through 3(g), the Registrant will include a parenthetical explanation of supermarket fees and alliance fees that will read as follows: “ (which include fees paid to intermediaries for administration, recordkeeping and similar services)”

12	In Proposal 4, correct the spelling of “Manager” in the title, and replace the phrase “12 different sub-advisors” with “7 different sub-advisors.”

The Registrant will make the requested changes in Proposal 4.

Comment	Comments and Responses
Number
13	In Proposal 4, state that Old Mutual Capital would need to seek shareholder approval to appoint an affiliated sub-adviser even if the Exemptive Order is approved.

The Registrant will make the requested change in Proposal 4. See response to Comment No. 14.

14	In Proposal 4, discuss the criteria that Old Mutual Capital would use in selecting sub-advisors.

The Registrant will replace the disclosure in the “Manager of Managers” section of Proposal 4 with the disclosure attached hereto as Exhibit B.

15	Consider whether disclosure regarding the treatment of broker non-votes under the heading “Proxy Solicitations and Shareholder Voting Procedures” is relevant to the Registrant.

The Registrant has confirmed that there are no brokers of record of the Registrant’s portfolios and, therefore, that the disclosure regarding broker non-votes will not apply. Accordingly, the Registrant will remove this disclosure.

16	In Appendix A, include a discussion of the factors referenced in item 22(c)(11)(i) in the discussion of the approval of the new sub-advisory agreements.

The disclosure in Exhibit A of the factors considered by the board in approving the Investment Management Agreement were the same factors the board considered in approving the new sub-advisory agreements. The Registrant will revise the disclosure in Appendix A to clarify the application of the discussion to the approval of both the Investment Management and investment sub-advisory agreements.

17	Include on the proxy card a bolded statement that if returned without instructions, the proxy will be voted FOR the Proposals.

The Registrant will move the required statement from its current location on the proxy card to above the signature block and include it in bold type.
     With respect to the foregoing comments, the Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s definitive proxy statement on Schedule 14A to be filed on or about February 24, 2006. Please contact the undersigned at 215-864-8621 if you wish to discuss any of our responses to your comments.
     On behalf of the Registrant, we appreciate your assistance in connection with this review.
Very truly yours,
/s/ Matthew DiClemente
Matthew DiClemente
MRD/mrd

cc:	Andra C. Ozols Vice President and Secretary Old Mutual Insurance Series Fund

William H. Rheiner, Esq. Ballard Spahr Andrews & Ingersoll, LLP

John N. Ake, Esq. Ballard Spahr Andrews & Ingersoll, LLP

Exhibit A

Portfolio	Proposed Management	Dollar Amount of	Prior Aggregate Fees	Dollar Amount of	Percentage
	Fee (inclusive of	Fees the Portfolio	Paid For Advisory	Prior Aggregate	Difference Between
	administrative	Would Have Paid Old	and Administrative	Fees Paid For	Dollar Amount of
	services)	Mutual Capital	Services	Advisory and	Aggregate Fees Paid
		During the Last		Administrative	for Advisory and
		Fiscal Year Under		Services During the	Administrative
		the Proposed		Last Fiscal Year	Services During the
		Management Fee			Last Fiscal Year
					and the Amount the
					Portfolio Would
					Have Paid Under the
					Proposed Management
					Fee
Old Mutual Columbus Circle Technology and Communications Portfolio	0.95%			0.9727%
Old Mutual Growth II Portfolio	0.825%			0.9727%
Old Mutual Large Cap Growth Portfolio	0.85%			0.8727%
Old Mutual Large Cap Growth Concentrated Portfolio	0.90%			0.9727%
Old Mutual Mid-Cap Portfolio	0.95%			0.9727%
Old Mutual Select Value Portfolio	0.75%			0.7727%
Old Mutual Small Cap Growth Portfolio	0.95%			0.9727%
Old Mutual Small Cap Portfolio	1.10%			1.1227%

Exhibit B
Manager of Managers
The Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio and Old Mutual Small Cap Portfolio (together, the “Manager of Managers Funds”) will each be managed as a “manager of managers” fund. That is, the Trust’s board of trustees (the “Board”) or Old Mutual Capital, after consultation with and approval by the Board, will hire unaffiliated sub-advisors for the Manager of Managers Funds, as they deem necessary or appropriate to fulfill each Manager of Managers Funds’ investment mandate.
In making a decision to hire a sub-advisor, the Board and Old Mutual Capital will look at a variety of factors, including without limitation and as applicable, the special skills of the sub-advisor, the sub-advisor’s ability to provide advisory services that are compatible with the investment mandate of the relevant Manager of Managers Fund, the performance of the sub-advisor in managing the Manager of Managers Fund and/or the sub-advisor’s performance in managing other investment accounts with similar investment mandates, the depth and breadth of key investment and other personnel, the compliance infrastructure and capabilities of the sub-advisor, and other relevant factors.
As a manager of managers, the Board and Old Mutual Capital would be permitted to hire sub-advisors to manage the Manager of Managers Funds without seeking the approval of shareholders, provided that such sub-advisors are not affiliated with Old Mutual Capital (“Independent Sub-Advisors”) and the Trust receives an exemptive order from the SEC permitting this practice (the “Exemptive Order”). The Exemptive Order would benefit shareholders by allowing the Board and Old Mutual Capital to promptly replace an underperforming sub-advisor with a new unaffiliated sub-advisor without shareholder approval, thereby eliminating the need for the Trust to hold a costly and time consuming shareholder meeting. The Trust has applied for such an Exemptive Order and although in the past the SEC has granted similar exemptive orders in the past, there can be no assurance that the SEC will grant the Exemptive Order to the Trust. If the Trust is not successful in obtaining the Exemptive Order, the Trust will be required to seek shareholder approval upon the hiring of Independent Sub-Advisors. Whether or not the SEC grants the Exemptive Order, the Board and Old Mutual Capital would seek shareholder approval before hiring a new sub-advisor that is an affiliate of Old Mutual Capital.
For Manager of Managers Funds that employ multiple sub-advisors, Old Mutual Capital will allocate the assets of the Fund according to the Fund’s particular investment mandate. Currently the investment mandate for each of the Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio and Old Mutual Small Cap Portfolio provides that each sub-advisor will manage between 45% and 55% of the Fund’s assets. Old Mutual Capital will monitor the allocation of assets among the sub-advisors and will re-allocate the Fund’s assets no less frequently than quarterly, if necessary, to keep the allocation within the target range. Reallocation of assets will be accomplished by allocating purchase or redemption proceeds to a particular sub-advisor and, if necessary, reallocating cash or securities to a particular sub-advisor. The Old Mutual Columbus Circle Technology and Communications Portfolio currently employs a single sub-advisor, however, the Board and Old Mutual Capital have the ability to appoint additional sub-advisors in the future, although there are no current plans to do so.
You should know that in 2003, the SEC proposed a new “manager of managers” rule, Rule 15a-5 under the 1940 Act (“Rule 15a-5”), which would codify the prior exemptive orders described above. The proposed new rule would permit one or more independent advisors to act as sub-advisors to a mutual fund without shareholder approval. If adopted, the proposed rule would eliminate the need for a fund to obtain an exemptive order before its investment advisor may enter into or amend sub-advisory arrangements with independent sub-advisors without shareholder approval. Like the Exemptive Order, Rule 15a-5, as proposed, would require that the sub-advisors retained to manage a fund without shareholder approval be unaffiliated with the investment advisor, directors and officers of the investment advisor and the fund.
If Rule 15a-5 is adopted, the Board and Old Mutual Capital will comply with the conditions of the Rule prior to engaging a sub-advisor or modifying a sub-advisory agreement without shareholder approval. If Rule 15a-5 is not adopted in the near future, the Trust expects to rely upon its own Exemptive Order, if received. In either case, the Trust must obtain shareholder approval before it implements the manager of managers structure. Because a meeting has been called for purposes of obtaining shareholder approval of the new management and sub-advisory agreements for the Portfolios, the Board of Trustees deemed it advisable to recommend that shareholders of the Old Mutual Columbus Circle Technology and Communications Portfolio, Old Mutual Growth II Portfolio, Old Mutual Large Cap Growth Portfolio, Old Mutual Large Cap Growth Concentrated Portfolio and Old Mutual Small Cap Portfolio approve such a manager of managers arrangement at the same time, to avoid the time and expense of holding another shareholder meeting in the future. There can be no assurance that the Trust will obtain the Exemptive Order or that the SEC will adopt Rule 15a-5 permitting the manager of managers structure described above.